SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: April 22, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

April 22, 2010

Ivanhoe Mines amends shareholders’ rights plan
VANCOUVER, CANADA — The Board of Directors of Ivanhoe Mines Ltd. announced today that it has amended the shareholders’ rights plan previously adopted on April 5, 2010. The amendments to the plan can be summarized as follows:
•	the definition of “Acquiring Person” has been revised to enable a person who becomes the beneficial owner of 20% or more of the common shares through a combination of listed provisions to acquire an additional 1% of Ivanhoe’s shares without triggering the plan;

•	the definition of “Beneficial Ownership” has been revised to delete the reference to ownership by way of “Derivative Contracts”;

•	the definition of “Exempt Acquisition” has been revised to cap the exemption for issuances under incentive plans and to modify the provision related to permitted treasury issuances; and

•	the shareholder approval provision has been revised to clarify that separate shareholder approvals of the plan will exclude both “Acquiring Persons” and “Grandfathered Persons”.
The amended plan currently is in effect, subject to confirmation through a vote of shareholders at Ivanhoe Mines’ annual general and special meeting to be held in Vancouver May 7, 2010.
The Toronto Stock Exchange has accepted notice of the amended plan, subject to, among other conditions, confirmation by Ivanhoe’s shareholders.
The complete text of the amended plan will be available for public viewing at the System for Electronic Document Analysis and Retrieval (SEDAR) via the Internet at www.sedar.com, or upon request from Ivanhoe Mines.
About Ivanhoe Mines
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe’s core assets include its world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia.
Ivanhoe Mines’ other core assets are its 57% interest in Mongolian coal miner SouthGobi Energy Resources (SGQ:TSX & 1878:HK); an 81% interest in Ivanhoe Australia (IVA:ASX), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830
Website: www.ivanhoemines.com

Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed at www.SEDAR.com. The reader is cautioned not to place undue reliance on forward-looking information or statements. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future, unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: April 22, 2010	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary